Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Spectra Energy Partners, LP

(Commission File No.: 001-33556)

Materials provided by Enbridge Inc. in connection with its 2018 Annual Investor Conference.

NEWS RELEASE

Enbridge Completes 2018 Strategic and Financial Outlook; Reaffirms 10% Annual Growth Guidance Through 2020 and Announces 10% Dividend Increase for 2019

CALGARY, ALBERTA (December 11, 2018) – Enbridge Inc. (Enbridge or the Company) (TSX:ENB)(NYSE:ENB) today announced an update to its strategic plan and longer range financial outlook. The following summarizes the key elements of the updated plan and related actions, which will be further discussed at the Company’s investor conference today in New York.

Highlights

•	A 10% increase in the Company’s common share dividend to $2.95 annually, effective the first quarter of 2019.

•	Re-affirmation of the Company’s three-year 2018 – 2020 distributable cash flow (DCF) per share guidance, with mid-points of $4.45 and $5.00 for 2019 and 2020, respectively.

•	Positioning of the Liquids Pipelines Mainline system for the future through a long-term contract and tolling offering as well as through a variety of throughput optimizations.

•	Announcement of $1.8B of newly secured growth capital in the Liquids Pipelines and Gas Transmission businesses.

•	A 5%-7% post-2020 annual distributable cash flow per share growth target based on a fully self-funded model requiring no additional common equity.

•	Further simplification of the Company’s debt funding structure and a strategy to reduce structural subordination and further enhance the consolidated credit profile.

Strategic Priorities

Enbridge established several strategic priorities last year in order to complete its transformation to a low-risk regulated pipeline and utility profile. In 2018, the company re-focused on its three strong core businesses, each with a best-in-class asset base: Gas Transmission, Liquids Pipelines, and Regulated Gas Distribution. Accelerated de-leveraging actions and targets were achieved ahead of schedule while the Company continued to execute one of the pipeline industry’s largest commercially secured growth capital programs. Enbridge’s key strategic priorities for 2019 and beyond remain largely unchanged:

•	Focusing on the safety, operational reliability and environmental performance of our systems and ensuring cost effective and efficient transportation for our customers;

•	Ensuring strong execution of our secured capital program that will drive DCF per share growth through 2020;

•	Concentrating on growth of core businesses through extensions and expansions of our liquids pipeline, natural gas transmission and gas utility franchises to extend growth beyond 2020;

•	Further strengthening our financial position and flexibility as secured growth projects are brought on line;

•	Continuing to exercise rigorous capital allocation to maximize value as we move to a significant positive free cash flow position (net of dividends and maintenance spending) in 2020.

Commenting on the strategic plan and outlook, Al Monaco, President and CEO of Enbridge noted: “2018 has been a year of significant accomplishments for our Company. We shed non-core lines of business, de-levered the balance sheet, advanced our secured growth projects, streamlined our corporate structure, and with all that we expect to generate DCF per share in the upper half of our 2018 guidance range and maintain our previous three-year guidance range through 2020.”

“Our strategic positioning as a low-risk regulated pipeline and utility business, combined with the strategic priorities we established last year, are bearing fruit. We will remain focused on these priorities while placing an even greater emphasis on capturing the very best of a large suite of potential organic growth opportunities that we see being driven by our great strategic position and excellent energy fundamentals, particularly growing energy exports from North America.

“We’ll continue to apply the same type of discipline around capital allocation that we exercised this year as we created financial flexibility by selling assets that weren’t core to our strategy at strong valuations.

“We’ll also look to continue to optimize the performance of our core business. It’s a top priority to further extend the consistent long-term growth track record of our Liquids business by providing new win-win tolling options and low-cost throughput enhancements on our Mainline.”

In summarizing the strategic update, Mr. Monaco commented, “We will stay focused on our strategic priorities as we look to build on the success of 2018. We’re confident our best-in-class assets and low-risk business model will generate shareholder value as we continue to deliver on our plans.”

Guidance, Dividend Increase and Long-Term Growth Outlook

Enbridge continues to expect 2018 DCF per share in the upper half of its guidance range of $4.15 to $4.45 per share. The 2019 and 2020 mid-point of the projected range of DCF is unchanged from last year at $4.45 per share and $5.00 per share, respectively. With this robust outlook, Enbridge has announced a 10% dividend increase for 2019 and anticipates another 10% increase for 2020. The 2019 quarterly dividend of $0.738 per share will be payable on March 1, 2019, to shareholders of record on February 15, 2019.

Beyond 2020, Enbridge is targeting to achieve annual DCF per share growth in the range of 5%-7%, driven by an attractive suite of organic growth prospects within its three core businesses that can be self-funded using available cash generated by these businesses and managing leverage within targets designed to maintain strong investment grade credit ratings.

Liquids Mainline Tolling and Pipeline Throughput Enhancements

Enbridge is working hard to provide solutions for Western Canadian pipeline capacity shortages while offering shippers greater long-term certainty. The company is in discussions with its shippers for a new Mainline tolling agreement to replace the current 10-year Competitive Tolling Settlement (CTS) that expires in mid-2021. Key features of the toll proposal under discussion include priority access for contracted volume, contract terms of up to 20 years, and spot capacity availability of at least 10%. Discussions will continue in 2019 with a targeted implementation date aligning with the expiry of the CTS agreement in mid-2021.

Enbridge is also developing several low-cost throughput enhancements as potential solutions for the Western Canadian crude oil transportation bottleneck. The Company believes that it can increase throughput by 50 to 100 kbpd on a short-term basis by the end of the first half of 2019. Completion of the Line 3 replacement project will create another 370 kbpd of capacity late next year. Beyond that, the Company is advancing another 450 kbpd of throughput optimization initiatives, capacity restoration and supply access for Western Canadian Sedimentary Basin barrels.

Mr. Monaco commented, “Enbridge has a strong track record of delivering additional throughput to the basin, through creative solutions. We’ve created 450 kbpd of enhancements since 2015. These types of projects are attractive to both our customers and our shareholders as they are low-cost, carry minimal permitting risk and have a much shorter development cycle. I’m confident that beyond 2020, further optimization and market extensions to the U.S. Gulf Coast will drive continued sustained growth for our Liquids Pipelines business.”

New Growth Capital Investments

Today Enbridge is announcing $1.8 billion of new accretive growth capital investments:

•

Gray Oak Pipeline – Enbridge will invest US$600 million for a 22.75% interest in the Gray Oak Liquids Pipeline, which will deliver light crude oil from the Permian Basin to Corpus Christi and other markets. Gray Oak, currently under construction, is expected to begin service in late 2019, contribute to the post-2020 growth outlook and is an important component of Enbridge’s broader emerging U.S. Gulf Coast liquids infrastructure strategy.

•

Cheecham Terminal & Pipeline – Enbridge is acquiring existing liquids pipeline and terminal assets connected with Athabasca Oil Corporation’s Leismer SAGD oil sands assets for $265 million. The assets are synergistic as they are connected with Enbridge’s existing terminal and pipeline assets in the region.

•

Gas Transmission Expansions – Enbridge will invest approximately $800 million on four Gas Transmission expansion projects coming into service in the 2020-23 timeframe. The Vito Offshore Pipelines will provide service to Shell’s offshore Gulf Coast operations. The Cameron Lateral expansion project will connect Texas Eastern with Gulf Coast LNG export facilities. In addition, the Gulfstream as well as the Sabal Trail Pipelines into Florida will both undergo additional expansion (Phase VI and Phases 2 & 3 respectively). All of these expansion projects are being constructed under long-term take-or-pay commercial arrangements.

“These investments are directly in the middle of our investment fairway and strategy,” said Mr. Monaco. “They further build out our liquids and natural gas franchises under contracted low-risk commercial frameworks. In combination with currently secured growth projects and organic expansion opportunities under development, they will support the near-term and post-2020 outlook.”

Structural Simplification

Enbridge continues to make progress on the buy-in of the public’s interest in its Sponsored Vehicles and related debt restructuring. The buy-in of Enbridge Income Fund Holdings (ENF) was completed on November 8, 2018. The buy-in of Spectra Energy Partners LP (SEP) will close the week of December 17, 2018, in accordance with the consent solicitation process established for that transaction. The unitholder and shareholder votes for Enbridge Energy Partners, L.P. (EEP) and Enbridge Energy Management, LLC (EEQ) are scheduled for December 17.

The buy-ins provide an opportunity for the Company to further simplify its debt financing structure and strategy upon elimination of the public’s interest in its Sponsored Vehicles. As announced last week, a majority of holders of $1.6 billion of term debt securities of Enbridge Income Fund have agreed to exchange their notes for notes of Enbridge Inc. with identical coupons and terms to maturity. The completion of this debt exchange is expected to occur prior to year-end. After the exchange, Enbridge Income Fund will no longer raise debt externally from third parties.

Upon closing of their respective buy-in transactions, external debt issuance by SEP and EEP would also be discontinued. Subject to the buy-in transactions being completed, the Company also plans to implement a cross guarantee arrangement whereby remaining outstanding senior term debt obligations of EEP and SEP would be guaranteed by Enbridge Inc., while each of SEP and EEP would each provide “upstream” guarantees of Enbridge Inc.’s senior term debt obligations.

The cross guarantees would be implemented in conjunction with a consent solicitation process to amend certain covenants in the EEP and SEP term debt trust indentures. The Company believes that these changes to its debt issuance structure and funding strategy will substantially reduce structural subordination and further enhance the credit profile of the consolidated Enbridge group.

Details of Enbridge’s Investor Conference:

Enbridge will hold its annual investor conference to discuss the Company’s strategic plan and financial outlook at 8:30 a.m. ET on Tuesday, December 11 in New York City.

The conference will be webcast live on the Company’s website and can be accessed via the following link: https://www.enbridge.com/investment-center/events-and-presentations

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.9 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 62% of U.S.-bound Canadian crude oil exports; and moves approximately 22% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.7 million retail customers in Ontario, Quebec, and New Brunswick. Enbridge also has interests in more than 1,700 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past nine years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

Forward Looking Information

This news release includes certain forward looking statements and information (FLI) to provide potential investors and shareholders of Enbridge Inc. (Enbridge or the Company) with information about Enbridge and its subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: strategic priorities and guidance; expected DCF and DCF/share; expected free cash flow; annual dividend growth and anticipated dividend increases; financial flexibility; funding requirements and strategy; financing sources, plans and targets; credit profile; capital allocation; secured growth projects and future growth, development and expansion program and opportunities; future business prospects and performance, including organic growth outlook; closing of announced financing, acquisitions, dispositions, amalgamations and corporate simplification and sponsored vehicle transactions, including sponsored vehicle debt restructuring, and the timing, expected benefits and impact thereof; synergies, integration and streamlining plans; project execution, including capital costs, expected construction and in service dates and expected regulatory approvals; system throughput, capacity, expansions and potential future capacity solutions, including optimizations and reversals; tolling proposals and the timing and impact thereof; and industry and market conditions.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: expected future DCF and DCF per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; credit ratings; capital project funding; the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; exchange rates; inflation; interest rates; changes in tax laws and tax rates; changes in trade agreements; completion of growth projects; anticipated construction and in-service dates; availability and price of labour and construction materials; operational reliability and performance; changes in tariff rates; customer and regulatory approvals; maintenance of customer and other stakeholder support and regulatory approvals for projects; weather; governmental legislation; announced and potential financing, acquisition, disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; the ability of management to execute key priorities; and the effectiveness of various actions resulting from the Company’s strategic priorities. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, or any of its subsidiaries or affiliates, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements.

Non-GAAP Measures

This news release makes reference to non-GAAP measures, including distributable cash flow (DCF) and DCF per share. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management uses DCF to assess performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge and its subsidiaries and affiliates. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort.

These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of historical non-GAAP measures to the most directly comparable GAAP measures is available on the Company’s website. Additional information on non-GAAP measures may be found in the Company’s earnings news releases or in additional information on the Company’s website, www.sedar.com or www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Jesse Semko	Jonathan Gould
Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: media@enbridge.com	Email: investor.relations@enbridge.com

Enbridge 2018 ANNUAL INVESTOR DAY December 2018

Contents Legal Notice 01 Opening Remarks 03 Strategic Overview 05 Gas Transmission and Midstream 15 Utilities 23 Liquids Pipelines 28 Corporate Finance 41 Concluding Remarks 51

Legal Notice Forward Looking Information This presentation includes certain forward looking statements and information (FLI) to provide potential investors and shareholders of Enbridge Inc. (Enbridge or the Company) with information about Enbridge and its subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: strategic priorities and guidance; expected EBITDA and expected adjusted EBITDA; expected DCF and DCF/share; expected free cash flow; expected future debt/EBITDA; expected return on equity; annual dividend growth and anticipated dividend increases; financial flexibility; funding requirements and strategy; financing sources, plans and targets; capital allocation; secured growth projects and future growth, development and expansion program and opportunities; future business prospects and performance, including organic growth outlook; closing of announced acquisitions, dispositions, amalgamations and corporate simplification and sponsored vehicle transactions, and the timing, expected benefits and impact thereof; synergies, integration and streamlining plans; project execution, including capital costs, expected construction and in service dates and expected regulatory approvals; system throughput, capacity, expansions and potential future capacity solutions, including optimizations and reversals; tolling approach; and industry and market conditions, including economic growth, population, customer and rate base growth, and energy supply and demand, capacity sources, prices, costs and exports. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: expected EBITDA and expected adjusted EBITDA; expected future cash flows; expected future DCF and DCF per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; credit ratings; capital project funding; the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; exchange rates; inflation; interest rates; changes in tax laws and tax rates; changes in trade agreements; completion of growth projects; anticipated construction and in-service dates; availability and price of labour and construction materials; operational reliability and performance; changes in tariff rates; customer and regulatory approvals; maintenance of customer and other stakeholder support and regulatory approvals for projects; weather; governmental legislation; announced and potential acquisition, disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; the ability of management to execute key priorities; and the effectiveness of various actions resulting from the Company’s strategic priorities. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or Enbridge Investor Day 1 otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, or any of its subsidiaries or affiliates, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements. Non-GAAP Measures This presentation makes reference to non-GAAP measures, including adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA), distributable cash flow (DCF) and DCF per share. Adjusted EBITDA represents EBITDA adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Management uses adjusted EBITDA to set targets and to assess performance. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management also uses DCF to assess performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge and its subsidiaries and affiliates. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort. These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of historical non-GAAP measures to the most directly comparable GAAP measures is available on the Company’s website. Additional information on non-GAAP measures may be found in the Company’s earnings news releases or in additional information on the Company’s website, www.sedar.com or www.sec.gov. Enbridge Investor Day 2

Enbridge Investor Day December 11, 2018 New York City Safety Moment Building Evacuation Procedures 2 Enbridge Investor Day 3

Agenda

Strategic Overview	Al Monaco	8:30
Gas Transmission & Midstream	Bill Yardley	9:30
Utilities	Cynthia Hansen	10:15
Break		10:30
Liquids Pipelines	Guy Jarvis	10:45
Corporate Finance	John Whelen	11:30
Concluding Remarks	Al Monaco	12:15



3

Legal Notice

Forward Looking Information

This presentation includes certain forward looking statements and information (FLI) to provide potential investors and shareholders of Enbridge Inc. (Enbridge or the Company) with information about Enbridge and its subsidiaries and affiliates, including management's assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: strategic priorities and guidance; expected EBITDA and expected adjusted EBITDA; expected DCF and DCF/share; expected free cash flow; expected future debt/EBITDA; expected return on equity; annual dividend growth and anticipated dividend increases; financial flexibility; funding requirements and strategy; financing sources, plans and targets; capital allocation; secured growth projects and future growth, development and expansion program and opportunities; future business prospects and performance, including organic growth outlook; closing of announced acquisitions, dispositions, amalgamations and corporate simplification and sponsored vehicle transactions, and the timing, expected benefits and impact thereof; synergies, integration and streamlining plans; project execution, including capital costs, expected construction and in service dates and expected regulatory approvals; system throughput, capacity, expansions and potential future capacity solutions, including optimizations and reversals; tolling approach; and industry and market conditions, including economic growth, population, customer and rate base growth, and energy supply and demand, capacity sources, prices, costs and exports.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: expected EBITDA and expected adjusted EBITDA; expected future cash flows; expected future DCF and DCF per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; credit ratings; capital project funding; the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; exchange rates; inflation; interest rates; changes in tax laws and tax rates; changes in trade agreements; completion of growth projects; anticipated construction and in-service dates; availability and price of labour and construction materials; operational reliability and performance; changes in tariff rates; customer and regulatory approvals; maintenance of customer and other stakeholder support and regulatory approvals for projects; weather; governmental legislation; announced and potential acquisition, disposition, amalgamation and corporate simplification transactions, and the timing and impact thereof; impact of capital project execution on the Company's future cash flows; the ability of management to execute key priorities; and the effectiveness of various actions resulting from the Company's strategic priorities. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, or any of its subsidiaries or affiliates, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements.

Non-GAAP Measures

This presentation makes reference to non-GAAP measures, including adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA), distributable cash flow (DCF) and DCF per share. Adjusted EBITDA represents EBITDA adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Management uses adjusted EBITDA to set targets and to assess performance. DCF is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management also uses DCF to assess performance and to set its dividend or distribution payout target. Management believes the presentation of these measures gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge and its subsidiaries and affiliates. Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly with estimates for certain contingent liabilities, and estimating non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort.

These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. A reconciliation of historical non-GAAP measures to the most directly comparable GAAP measures is available on the Company's website. Additional information on non-GAAP measures may be found in the Company's earnings news releases or in additional information on the Company's website, www.sedar.com or www.sec.gov.

4

Enbridge Investor Day 4

Strategic Overview Al Monaco President & CEO Highlights 2019 DCF guidance $4.30—$4.60 per share 2019 dividend increase 10% DCF/share and DPS CAGR 10% through 2020 Newly secured projects $1.8B Annual DCF/share 5-7% growth rate post-2020 • Contract proposal Liquids Pipelines Mainline • Throughput optimizations 2 Enbridge Investor Day 5

Enbridge Transformation 2016 2018 EBITDA $6.9B $12.5B by EBITDA Business 20% 45% Natural Gas Natural Gas Total by Geography Assets 50% 60% U.S. U.S. Delivering North America’s Energy 25% 22% 2 Bcf/d of North Crude America’s Oil of North Natural America’s Gas of gasOntario distributed Transported Transported Low Risk Business Model 2019e EBITDA Resiliency in All Market Conditions • Regulated / demand-pull assets $14,000 $100 • Long term contracts $12,000 WTI ~98% $10,000 $75 • Interest rate / inflation protection $8,000 Regulated/Take or Pay/ $50 Fixed Fee • Minimal commodity risk $6,000 $4,000 $25 • Creditworthy counterparties $2,000 Adjusted EBITDA • Financial risk management $0 $0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017* 2018e* Financial Crisis Commodity Price Collapse Low risk business model with highly predictable cash flows differentiates Enbridge from peers * Includes EBITDA from the Spectra Energy merger 4 Enbridge Investor Day 6

Major 2018 Accomplishments Priorities Actions • Strong financial and operating performance 1. Deliver cash flow & dividend growth • $7B projects brought into service 2. Move to pure regulated model • $7.8B of non-core asset sales 3. Accelerate de-leveraging • 4.7x Debt-to-EBITDA; DRIP suspended • On track to achieve $540M synergy target 4. Streamline the business • Reached agreements to buy-in sponsored vehicles • Combining gas utilities 5. Extend growth beyond 2020 • Sanctioned $1.8B of new extension/expansion projects Financial outlook maintained but with lower risk, stronger balance sheet and simplified structure 5 3 Core Businesses Driving Record Results Adjusted EBITDA • Excellent operating performance • $20B of projects placed into service (2017 & 2018) • Record pipeline demand—Liquids and Natural Gas • Strong, highly creditworthy customers 2017a 2018e Annual Liquids Mainline U.S. Gas Transmission Total Utility Customers Volume (ex-Gretna throughput MMbpd) Re-contracting Rates (million) ~2,650 2,530 2,405 99% 97% 98% 98% ~98% 3.69 3.62 3.67 2,185 3.57 1,995 3.52 2014 2015 2016 2017 2018e 2014 2015 2016 2017 2018e 2014 2015 2016 2017 2018e 6 Enbridge Investor Day 7

Longevity of Energy Infrastructure

ENBRIDGE



Crude Oil (MMb/d)
Global Demand
93
106
2016
2040
N. America Demand & Supply
22
20
19
25
2016
2040
Demand
Supply
Natural Gas (Bcf/d)
Global Demand
352
522
2016
2040
N. America Demand & Supply
95
93
113
128
2016
2040

North America well-positioned to meet global demand for decades

Source: International Energy Agency

7

Plan Priorities

ENBRIDGE

Continuing Priorities

- Deliver strong cash flow and dividends
- Pure pipeline-utility model
- Strong balance sheet
- Streamline, simplify the business
- Extend growth

Areas of Emphasis

- Enhance core business returns
- Expand, extend existing footprint
- Capital allocation



Safety, reliability and environmental protection are foundational priorities

8

Enbridge Investor Day 8

Gas Transmission – Strategic Growth Prospects

ENBRIDGE

- Premier demand-pull driven asset base serving key regional markets
- Positioned for significant growth in 4 key regions



1-2% per year base business growth post-2020	• Rate cases • System modernization
$3B Secured projects in execution	• T-South expansion • T-North expansions • Vito offshore pipelines (new) • Cameron Lateral (new)
$2-3B per year future development opportunities post-2020	• USGC & Canadian LNG connections • Further W. Canadian expansions

9

Utilities– Strategic Growth Prospects

ENBRIDGE

- Largest and fastest growing gas utility franchise in North America
- Steady annual growth opportunities through new customer additions and system expansions


ONTARIO
OTTAWA
TORONTO
DAWN HUB

1-2% per year base business growth post-2020	• Amalgamation synergies • Cost management • Revenue escalators • Storage & transportation optimization
$1B Secured projects in execution	• Rate base additions driven by customer growth
~$1B per year future development opportunities post-2020	• Post-2020 customer additions • Community expansions • Dawn-Parkway expansions • RNG/CNG growth • Ontario electricity transmission

10

Enbridge Investor Day 9

Liquids Pipelines – Strategic Growth Prospects • Critical link from WCSB to premium Midwest and USGC refining markets • Leverage existing footprint to expand crude export capacity and develop integrated USGC platform 2-3% • Mainline toll framework • Throughput optimization base per business year • Toll indexing post-2020 growth • Efficiency & productivity • Line 3 replacement $11B • Southern Access Expansion Secured in execution projects • AOC lateral (new) • Gray Oak pipeline (new) ~$2B • System optimizations and enhancements • Market extension expansions per development year future • Regional systems expansions opportunities post-2020 • USGC export infrastructure 11 Self Funding & Capital Allocation—Context Common Shares outstanding (millions) DCF/share (millions)
2,000 $5.00 $5.00 $4.50 $4.00 Simplification $3.50 $3.00 $2.50 1,000 Diversification $2.00 Organic Growth $1.50 $1.00 $0.50 0 $0.00 2014 2020e 2014 2019e 2020+ No further common equity issuance 12 Enbridge Investor Day 10

Capital Available to Invest - 2020 & Beyond
ENBRIDGE
$12
$6
$0
Dividends
Maintenance Capital
~$3.5B
Debt Capacity
$5-6B
Cash Flow from Operations
Free Cash Flow
Available Capital
In 2020 and beyond, Enbridge will generate $5-6B annually for reinvestment
13


Capital Allocation Framework
ENBRIDGE
Choices
Organic Growth
Debt Repayment
Share Repurchase
Dividend Growth
Asset Monetization
Large-Scale M&A
Financial Policy Filter
Project Level Returns Exceed Hurdle Rate
Self Funding: $5-6 B
Dividend Pay-out: ~65% DCF
Conservative Leverage Targets: 4.5x – comfortably below 5x
Value Drivers
Growth Rate | ROCE | Credit Metrics
Optimize capital deployment within financial policy constraints to maximize long-term shareholder value
14

Enbridge Investor Day 11

Capital Allocation Priorities

ENBRIDGE

Options	Current Rank	Rationale	Guideposts for Action
✓ **Organic Growth**	High	✓ Attractive opportunities ✓ Protects base, advances strategy	· Availability of core low risk projects · Accretive to value and DCF/share
Debt Repayment	Medium	✓ Preserves optionality X Dilutive to growth rate	· Emerging opportunities justify creating additional B/S flexibility
Share Repurchase	Medium	✓ Stock undervalued X Does not advance strategy	· Shares below fundamental value · Return in excess of organic growth
Asset Monetization	Low	X Achieved B/S metrics X Most remaining assets are core	· Accretive to per-share metrics & value · Neutral to leverage and growth

Primary focus currently on organic growth opportunities but will assess against all other alternatives

15

Growth Outlook

ENBRIDGE

- Strong organic growth opportunities from 3 core businesses
- Low risk business model
- Self funded equity
- Prudent leverage levels
- Disciplined capital allocation

Through 2020
10%
DCF and dividend per share growth rate

Post 2020
5-7%
DCF per share growth

Annual DCF/share growth of 10% through 2020, then 5-7% thereafter

16

Enbridge Investor Day 12

Focus on Energy Sustainability GDP vs Energy Demand Growth* • Energy demand growth decoupled 2.0 Global GDP from GDP 1.6 1.2 Energy CO2 • Reduced emissions to below 0.8 Demand 1992 levels (U.S.) 0.4 0.0 • Oilsands lowered intensity by 21% 2000 2002 2004 2006 2008 2010 2012 2014 2016 Demand Side Management • Demand management programs (Cumulative C02e Reductions – Lifetime) reduce consumption, emissions 35 30 Equivalent to taking 25 6.5 million Union Gas • Renewable energy 20 cars off the road for 1 year 15 • ESG performance 10 Enbridge Gas 5 Distribution 02005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Energy industry progress on lowering emissions intensity *Source: IEA 17 Our #1 Priority: Safety & Operational Reliability We invested We performed $8+B 26,300+ 2012-18 integrity to of maintain our system the inspections pipeline integrity in 2017 We monitor our lines We held 24-7-365 265+ withleak people detection and computerized systems emergency drills in exercises 2017 We’re committed to safety and environmental protection 18 Enbridge Investor Day 13

Enbridge’s Value Proposition • Leading energy infrastructure position • Low-risk pure regulated business model • Strong investment grade credit profile • 10% DCF and dividend through 2020 • 5-7% DCF growth beyond 2020 Long-life attractive growing yield with lowest risk profile in the sector 19 Q&A Enbridge Investor Day 14

Gas Transmission & Midstream Bill President Yardley & EVP, Gas Transmission & Midstream Premier Gas Transmission Footprint footprint Our asset is Canadian Gas Transmission unparalleled & provides base for a growth solid 2018 Accomplishments • valued Placed at 11 ~ projects $6B, including into service NEXUS and Valley Crossing • ~98% contract renewal rate DCP Midstream U.S. Transmission • Filed Texas Eastern rate case • Focused Canada pipelines on core U.S. and 2 Enbridge Investor Day 15

Natural Gas Demand is Growing & Diversified N. Gas Demand Growth by Region (Bcf/d increases by 2035) N. Gas Demand by Sector (N. America, Bcf/d) Exports W. Canada E. Canada +2.5 +0.6 Exports Other Northeast Power Gen West Coast Rockies +3.1 +0.4 +1.3 Midwest +2.8 Industrial South +3.5 Residential/ Commercial Gulf Coast +6.1 2018 2020 2025 2030 Source: Wood Mac, PIRA Source: Wood Mac, PIRA 3 Growing LNG Demand Presents Opportunity Global LNG Demand (Bcf/d) Global Liquefaction Capacity (Bcf/d) Global expected LNG to demand grow to ~65Bcf/d NA greenfield through 2030 ~22 Bcf/d required New capacity by 2030 to support International demand U.S. brownfield 2015 2020 2025 2030 Capacity needed Proposed additions Global demand for LNG creates opportunities for large-scale, export-oriented infrastructure Sources: WoodMac, IHS, EIA, Enbridge research 4 Enbridge Investor Day 16

Gas Transmission – Strategic Priorities

ENBRIDGE

Optimize the Base Business

- Leverage premier gas transmission assets
- Implement rate case strategy on certain U.S. pipelines to ensure cost recovery
- Invest in modernization of existing infrastructure
- Continue to achieve toll settlements on Canadian pipelines

Execute Secured Projects

- Follow on successful project execution record from 2018
- Execute remaining secured expansions, including BC Pipeline system and U.S. Gulf Coast network

Grow the Business

- **Traditional markets:** Northeast, TETLP, Alliance, Gulf Coast/Southeast
- **Step outs:** LNG and Mexico exports, Gulf Coast/Southeast

5

Optimize the Base – Stable Revenue Base

ENBRIDGE

GTM Reservation Revenue (Based on revenues for 12 months ended 12/31/17)



95%
98%
98%
99%
98%
96%
99.6%
95%
71%
94%
95%
Achieved Peak Delivery Days in 2017
N/A
N/A
Average Contract Terms
9 years
12 years
8 years
8 years
5 years
10 years
26 years
16 years
Life of lease
3 years
7 years
Texas Eastern
Gulfstream
Algonquin
East Tennessee
Southeast Supply Header
Maritimes & Northeast (US & Canada)
Sabal Trail
Vector
Offshore
Alliance
BC Pipeline
2017 Reservation Revenue
2017 Usage & Other Revenue

Stable core business provides platform for growth

6

Enbridge Investor Day 17

Optimizing the Base – Rate Base Growth

ENBRIDGE

Key Drivers:

- Growth in system net plant value
- Realignment of the depreciation rate/ negative salvage
- System maintenance and modernization increases in the U.S. and Canada



Texas Eastern
BC Pipeline
East Tennessee
Algonquin

Rate base growth drives 1-2% DCF growth per year post 2020

7

Robust Portfolio of Secured Growth Projects

ENBRIDGE



Spruce Ridge
High Pine
Wyndwood
T-South
RAM
Atlantic Bridge
NEXUS
TEAL
PennEast
Gulf Coast Express
Sabal Trail Phase 2 & 3
STEP
Cameron Lateral
Gulfstream Phase VI
Pomelo
Valley Crossing
Stratton Ridge
Stampede Lateral
Vito

~$3B in execution 2019+

$6B+ in service 2018

8

Enbridge Investor Day 18

Well-positioned for Future Growth Western Our assets have Canada the first & last mile advantage Northeast & New England $2-3B in opportunities per year post 2020 Gulf Coast Markets Southeast Markets 9 Northeast & New England Northeast / New England • Continued commercial / residential load growth • Proven to the region approach to bring affordable natural gas Power Generation Market • Incremental gas expansion demand opportunities market will drive Marcellus New England BOSTON Opportunities LNG Power Generation • Well opportunities positioned to serve LNG export DETROIT NYC • Opportunity to optimize existing LNG import facilities to deliver flexible services PHILADELPHIA Expansions $1-3B DC in opportunities Natural gas fired generation is replacing retiring generation 10 Enbridge Investor Day 19

Southeast Markets Southeast Markets • Generating capacity in Florida is expected GA MS to grow by 15+% by 2026 AL • Majority of this growth is projected to be Power Opportunities Generation natural gas-fired generation FL NOLA ORLANDO TAMPA $1-2B in opportunities Continued growth in natural gas fired power generation 11 Gulf Coast Markets Exports to Gulf Coast & Mexico • Texas Eastern, Brazoria Interconnector MS Gas and Valley Crossing assets well connected and Mexico to markets deliver to Gulf Coast LNG Permian LA Permian TX • Expanding Permian supply pushing to NOLA including feed growing LNG Gulf and Coast Mexico export markets, MT BELVIEU Offshore LNG Industrial & • Continue pursuing offshore opportunities for attractive Mexico incremental investments in Offshore the U.S. Gulf Coast $2-4B Exports to Mexico in opportunities New Gulf Coast natural gas demand drives solid growth opportunities 12 Enbridge Investor Day 20

Western Canada

ENBRIDGE


T-North
Montney / Duvernay Expansions
T-South
Transmission Opportunities
Alliance
VANCOUVER
SEATTLE
CALGARY

Western Canada

- Growing supply presents many infrastructure opportunities to support Montney and Duvernay:
  - Pipeline expansions: T-North, T-South, Alliance
  - NGL infrastructure solutions
  - Greenfield LNG

$4-6B in gas & NGL pipeline opportunities

$5-10B in LNG specific opportunities

Enbridge ideally positioned to capture opportunities

13

Gas Transmission – Summary

ENBRIDGE

- Premier demand-pull driven asset base serving key regional markets
- Positioned for significant in 4 key regions



1-2% per year base business growth post-2020	• Rate cases • System modernization
$3B Secured projects in execution	• T-South expansion • T-North expansions • Vito offshore pipelines (new) • Cameron Lateral (new)
$2-3B per year in future development opportunities post-2020	• USGC & Canadian LNG connections • Further W. Canadian expansions

14

Enbridge Investor Day 21

Q&A Enbridge Investor Day 22

Utilities Cynthia Executive Hansen Vice President, Utilities and Power Operations Our Premium Utility Combined Rate Base Growth Tier 1 North American Gas Utility 12 10 • Largest volume and fastest growing franchise 8 Union Gas – 12+ million people and businesses 6 – 3.7 million meters 4 EGD – 50,000+ annual customer additions 2 • Investing $1+ B capital per year 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Dawn Storage Hub and Transmission Ontario Population Growth Forecast 18.5 million • 280 Bcf of Dawn storage with growth potential 14 – 2nd most liquid trading hub in North America million • supply Dawn-Parkway basins with Transmission strategic growth connects markets multiple – Ontario, Quebec, US Northeast 2018 2020 2025 2030 2035 2040 Largest and fastest growing natural gas utility in North America 2 Enbridge Investor Day 23

Utilities - Strategic Priorities

ENBRIDGE

Optimize the Base Business	Execute Secured Projects	Grow the Business
• Focus on operational efficiencies and capture synergies from amalgamation – Grow earnings through cost reduction – Leverage Enbridge's transformation experience – Build best in class utility operating model	• Deliver near-term in-franchise rate base growth	• Secure future in-franchise growth and expand to new communities • Expand Dawn Hub storage and transmission • Extend with additional regulated assets, natural gas transport and renewable natural gas opportunities

Pursuing amalgamation efficiencies and growth while maintaining customer focus & safe reliable operations

3

Focus on Amalgamation

ENBRIDGE

Incentive mechanism enhances earnings

- Day One benefits
- Five year O&M synergy capture
- Low capital investments to achieve O&M savings
- Inflation protection
- Retain 150 bps of earnings above regulated ROE
- Reliable cash flow growth

Enhanced organic growth

- Capital threshold ensures renewal of rate base
- Incremental Capital Module allows for capital above threshold to be included in rate base earnings

Incentive Rate Structure

Term	5 years
Annual Inflation	GDP index
Stretch Factor	0.3%
Earnings Threshold	Earnings sharing at 50%:50% above 150 bps over OEB allowed ROE
Unbudgeted Capital Expenditures	Incremental Capital Module
Start Date	January 1, 2019

An attractive regulatory outcome on Day One enables potential to achieve premium ROE

4

Enbridge Investor Day 24

Amalgamation Benefits

ENBRIDGE

Low risk earnings growth
- Benefits accrue immediately to Enbridge

Amalgamation activities underway
- Integration has already commenced
- Common enterprise platforms

Major synergy capture areas
- Operations & work management
- Customer care
- Shared services
- Storage & transmission, gas control and supply
- Management and other area functions

Utility ROE



10%
9%
8%
7%
2015
2016
2017
2018
2019+
Expected range of Actual ROE
~9% Allowed ROE
OEB allowed ROE
Actual ROE

Ability to consistently earn above 9% OEB allowed ROE

5

Organic Growth in Rate Base

ENBRIDGE

Over $1B/year in capital additions
- Utility Growth
  - 50,000 new customer additions annually
  - Over 50 new expansion communities
- Maintenance/Renewal
  - Execution of an optimized asset plan
  - Continued investment for safe and reliable operations
- Incremental Capital Module (ICM)
  - Rate protected funding of additional core utility projects



Expansion community

Utility Cap Ex ($B)



1.2
1.0
0.8
0.6
0.4
0.2
0.0
2018
2019
2020
2021+

Highly transparent investments in regulated rate base drives DCF growth

6

Enbridge Investor Day

25

Expansion of Dawn Hub and Transmission

ENBRIDGE

Successful track record of phased growth of transmission system

- 3 year 1.2 Bcf expansion delivered on time/budget
- New 2021/22 Expansion Open Season positively received by Ontario and US NE markets

Market leader in storage services

- Highly reliable, competitively priced storage providing services to regional market
- Potential for future expansion


MONTREAL
TORONTO
DAWN
HUB
DETROIT
ON
NY
MI
PA
OH

1.2 Bcf Expansion Projects: 2017 2016 2015

Continued potential for additional low risk storage and transmission investment opportunities

7

Extension Opportunities in Gas & Electricity

ENBRIDGE

	CNG Compressed Natural Gas	RNG Renewable Natural Gas	Ontario Electricity Transmission
Rationale	• Low cost and low carbon transportation solution for trucking and return to depot vehicle markets	• Carbon pricing, clean fuel standards drive demand for energy from organics • OEB decision allows injection systems with full regulatory protection	• A further rate base growth opportunity
Current opportunities	• Municipal projects • Fort Erie public stations • 3 stations along Ontario Hwy 401	• City of Toronto • Commercial operator in Southwest Ontario	• East West Tie Line currently before regulator
Potential	• 20 regional stations • 6 stations on 400 series Highways	• Commercial landfills • 15 - 20 injection & upgrading projects	

Low risk rate base investment opportunities

8

Enbridge Investor Day 26

Utilities - Summary

ENBRIDGE

- Largest and fastest growing gas utility franchise in North America
- Steady annual growth opportunities through new customer additions and system expansions


ONTARIO
OTTAWA
TORONTO
DAWN HUB

1-2% per year base business growth post-2020
- Amalgamation synergies
- Cost management
- Revenue escalators
- Storage & transportation optimization

$1B Secured projects in execution (through 2020)
- Rate base additions driven by customer growth

~$1B per year future development opportunities post-2020
- Post-2020 customer additions
- Community expansions
- Dawn-Parkway expansions
- RNG/CNG growth
- Ontario electricity transmission

9

Q&A

ENBRIDGE

Enbridge Investor Day 27

Liquids Pipelines

Guy Jarvis
President & EVP, Liquids Pipelines

ENBRIDGE

Excellent Foundation for Continued Growth

ENBRIDGE


Refining markets

Transports ~2/3rds of Canadian crude exports

Transports ~25% of all crude oil produced in N. America

- Connected to 9 MMbpd of downstream refining capacity
- Well positioned to expand USGC export infrastructure
- Oil sands pipelines provide ~2MMb/d of capacity into Alberta Hubs

Critical infrastructure in the North American crude oil market

2

Enbridge Investor Day 28

WCSB Fundamentals Producers Focusing on Cost WCSB Oil Supply (kbpd) Efficiency and Technology 6,000 CAPP 2018 Supply Forecast 5,000 >1 MMb/d 4,000 Growth by 2035 3,000 Oil sands heavy 2,000 Upgraded light 1,000 Conventional - 2015 2020 2025 2030 2035 Supply is expected to grow sustainably with deployment of new technology that lowers costs and emissions Source: CAPP 2018 3 North American Crude Export Fundamentals U.S. Export Growth (MMb/d) USGC is the Refining/Export Epicenter Tight oil Demand 2025 ETCOP increase +3 decrease -0.5 Exports Seaway ~4.5 MMb/d MMb/d MMb/d Gray Oak Current Exports >2.5 >8.5 ~2 tight MMb/d oil export refining MMb/d capacity MMb/d growth by 2025 in USGC Exports Current Tight Increase Oil Increase Demand 2025 Exports Tight oil growth drives USGC exports higher & USGC demand for Canadian heavy grows Sources: EIA, IEA 4 Enbridge Investor Day 29

Liquids Pipeline - Strategic Priorities

ENBRIDGE

Optimize the Base Business	Execute Secured Projects	Grow the Business
• Execute Mainline system optimizations – 2019 optimizations – 2020+ solutions • Finalize post-CTS Mainline tolling framework	• Place Line 3 replacement into service 2H 2019 • Place Southern Access Expansion into service 2H 2019 • Place Gray Oak into service 2H 2019	• Continued Mainline optimization • Expand the Market Access pipelines • Secure USGC export opportunity • Leverage asset portfolio to expand regional systems

Immediate focus on Mainline system optimization with a longer view towards export development

5

Increasing Mainline Throughput

ENBRIDGE

Ex-WCSB Egress



+230
Capacity Expansion
+120
Capacity Recovery
+100
Optimization
+450Kbpd
2015
2018

Proven track record of success with Mainline capacity optimization efforts

6

Enbridge Investor Day 30

Mainline Positioning & Competitiveness Strong Demand from Premium Markets WCSB Capacity Dispatch (kbpd) 6,000 3rd Party Spot CAPP 2018 .9 5,000 mmbpd e sourced supply 4,000 Enbridge Mainline 3,000 TMX 2,000 KXL Contracted Capacity 1,000 >1.1mmbpd Western Canada Demand - Downstream commitments take-or-pay 2018 2022 2026 2030 Mainline is highly competitive, offering premium value and access to multiple refining markets 7 Mainline Tolling Approach—Aligning with Customers Shippers Interests Enbridge Interests Priority Access to Mainline capacity Level playing field with other contracted pipelines Long-term toll certainty & predictability Long-term revenue certainty Align Mainline and downstream market Full utilization of Market Access pipelines access capacity Market Optionality Leverages competitive advantage Mainline optimization/Market Access Revenue certainty to underpin Mainline and expansion Market Extensions Next Mainline tolling agreement must meet evolving shipper needs 8 Enbridge Investor Day 31

Mainline Tolling Approach - Overview of offering

ENBRIDGE

Key Features of Offering

- Priority Access for contracted volume
- Contract term up to 20 years
- Contracts tailored to shipper type
- Toll discounts for high volume shippers
- Spot capacity reserve – 10%

Next steps

- Finalize commercial framework
- Submit regulatory applications
- Effective mid-2021

Strong shipper interest in obtaining clear path to markets

9

Additional Mainline Optimizations 2019

ENBRIDGE

Bakken Pipeline (BPEP) Delivery Reduction

- Reduce deliveries into Cromer to increase available capacity for WCSB egress (Q3)

Line 3 Replacement – Canada

- Begin line-fill and terminal injections in Canada ahead of downstream work completion to reduce Alberta inventory (Q3)

System Delivery Optimization

- Develop solutions to fill available downstream capacity created by deliveries into Regina (TBD)


Edmonton
Hardisty
Kerrobert
50-
100
kbpd
Regina
Cromer
Gretna
Superior
ND
MN
WI

50 -100kbpd of immediate optimization to provide incremental WCSB egress

10

Enbridge Investor Day 32

Line 3 Replacement

ENBRIDGE

- Canadian construction program well underway – over 80% of pipeline laid
  - Expected completion – July 1, 2019
- Wisconsin segment complete and in-service
- Regulatory and permitting activities progressing well in Minnesota
  - PUC approval and written orders in place
  - Permitting process ongoing
  - Tribal Cultural Survey – complete
  - Army Corp/BIA requirements on track
- Continue to target 2H19 ISD


Edmonton
Hardisty
Kerrobert
Regina
370
kbpd
In service segments to date
Construction complete
Gretna
ND
Superior
Approved MN route
MN
WI

$9B
Secured growth

Execution progressing well; continue to target full in-service for the second half of 2019

11

Southern Access Expansion

ENBRIDGE

- Line 3 Replacement increases capacity into Superior by 370kbpd
- Southern Access will be expanded by 300kbpd to 1.2MMbpd
- Project is fully permitted and execution is already well progressed
- 2H 2019 ISD


Superior
Flanagan
Chicago

$0.5B
Secured growth

Effectively balances and optimizes the Enbridge mainline post Line 3 Replacement

12

Enbridge Investor Day 33

Mainline Optimizations 2020

ENBRIDGE

Bakken Pipeline (BPEP) Idle

- Idle pipeline to free up the remaining capacity for WCSB egress

System Optimization

- Crude slates/DRA

Line 4 Restoration

- Terminal and scheduling optimization to restore Line 4 to its nameplate capacity



Edmonton
Hardisty
Kerrobert
200 kbpd
Regina
Cromer
Gretna
Superior
ND
MN
WI

200 kbpd of optimization potential in 2020 to provide incremental WCSB throughput

13

Mainline System – Potential Growth

ENBRIDGE

Further Mainline Optimizations



$1.5B
in opportunities
Edmonton
Hardisty
100 kbpd
Superior
ND
MN
WI
Flanagan

- System optimization and enhancements
- +100kbpd of incremental throughput
- Targeted ISD – 2022

Southern Lights Reversal



$1.5B
in opportunities
Edmonton
Hardisty
Current Flow Direction
150 kbpd
Proposed Flow Direction
MN
Manhattan

- Condensate supply /demand fundamentals in WCSB expected to reduce requirement for imported supply
- Developing commercial proposal to reverse the line and place into light crude service
- Limited, manageable regulatory permitting
- Targeted ISD – 2023

14

Enbridge Investor Day 34

Additional Throughput Planned & Achievable

ENBRIDGE

Ex-WCSB Egress



+370
L3 Replacement Capacity
+300
System Optimizations & Enhancements
+150
Southern Lights Reversal
+820Kbpd
2015
2018
2023

Assets allow for incremental throughput to be brought on line for an industry solution

15

Market Access - Potential Growth

ENBRIDGE

- Mainline optimizations provide an opportunity to increase market access pipelines by 350kbpd
  - Flanagan South expansion of 250kbpd along with corresponding Seaway expansion
  - Southern Access Extension expansion of 100kbpd to Patoka region
- ISD tied to Mainline optimizations

$1-2B in opportunities



Hardisty
Chicago
Patoka
Cushing
Gulf Coast Markets
+250 kbpd Flanagan South
+100 kbpd Southern Access Extension
+250 kbpd Seaway Expansion

16

Enbridge Investor Day 35

Express Pipeline – Potential Growth

ENBRIDGE

- DRA/Pump station program expected to increase capacity up to 60kbpd
- Potential ISD – Late 2019
- Range of market access options
  - Increased local demand
  - Wood River
  - Cushing
  - Rail markets

$0.2B
in opportunities



Hardisty
60
kbpd
Express
PADD IV
Platte
Wood River/
Patoka
Cushing

17

Regional Pipelines - Secured Growth

ENBRIDGE

AOC Lateral Acquisition

- Acquisition of lateral pipelines and tankage supporting AOC's Leismer SAGD oil sands asset
- Long term take-or-pay agreement
  - Current shipper on Enbridge trunkline
  - Aggregate local 3rd party volumes
  - Potential revenue upside with Athabasca/Waupisoo/Norlite Pipelines

$0.3B
Secured growth



AOC Lateral
Edmonton
Hardisty

Further solidifies our Cheecham area competitive position

18

Enbridge Investor Day 36

Regional Pipelines – Potential Growth BAKKEN DAPL $1.0B in opportunities Patoka • Oil regional sands infrastructure development to will support continue growth to drive need for • Growing Bakken production will drive the need for additional pipeline solutions • Wood Trunkline Buffalo expansion potential – Athabasca, Woodland, • DAPL open season underway • Norlite diluent pipeline expansion potential • Lateral connections Extremely well positioned to serve growing regional production 19 USGC – Refinery Access and Export Strategy Flanagan South Portfolio additions provide the foundation for future growth $5B Cushing – Pipeline capacity of 2.3 MMbpd in opportunities serving the region ETCOP – Export capability Seawayï,§ Seaway Docks Gray Oakï,§ VLCC loading opportunity – Existing/planned will solidify/enhance connections revenue streams Competitive and strategic collection of assets connecting supply to the USGC and export market 20 Enbridge Investor Day 37

USGC—Secured Growth Gray Oak Pipeline • 22.8% joint venture interest • Partners include P66 and Marathon • Crude oil transportation from the Permian and Eagle Ford basins to destinations in Corpus Christi PERMIAN and Freeport • Capacity of 900,000 barrels per day with strong Gray Oak customer commitments • In service by the end of 2019 EAGLE FORD Strategic Fit $0.8B Freeport Secured growth Corpus Christi Permian Connection USGC Exports Premier export pipeline from the Permian and Eagle Ford Basins 21 USGC—Potential Growth Texas COLT Offshore Loading Terminal • Partners: Kinder Morgan and Oiltanking • Direct full loading of VLCCs from Freeport, TX • Superior connectivity to all key North American supply basins via Enbridge systems and others Genoa • Strong interest from a broad base of potential customers Junction • In service late 2021/early 2022 Strategic Fit $0.8B Permian Connection In opportunities USGC Exports Superior supply access and low cost export solution with VLCC loading capability 22 Enbridge Investor Day 38

Base Business Post-2020 Growth Opportunities

ENBRIDGE



Efficiencies
Productivity
Power management
Toll Escalators
Index tolls
CTS toll escalation
Throughput Optimization
Mainline
Alberta Regional assets
Market Access pipelines
Mainline Toll Framework
Toll certainty underpins optimization efforts

Total annual base business growth of 2 - 3% DCF per year

23

Liquids Pipelines - Summary

ENBRIDGE

- Critical link from WCSB to premium Midwest and USGC refining markets
- Leverage existing footprint to expand crude export capacity and develop integrated USGC platform



2-3% per year base business growth post-2020
- Mainline toll framework
- Throughput optimization
- Toll indexing
- Efficiency & productivity

$11B Secured projects in execution
- Line 3 replacement
- Southern Access Expansion
- AOC lateral (new)
- Gray Oak pipeline (new)

~$2B per year future development opportunities post-2020
- System optimizations & enhancements
- Market extension expansions
- Regional systems expansions
- USGC export infrastructure

24

Enbridge Investor Day 39

Q&A Enbridge Investor Day 40

Corporate Finance John Executive Whelen VP & Chief Financial Officer 2018 Recap Long-term Capital Raising Asset Sales – ~$8.3B since December 1, 2017 – $7.8B of asset sales announced in 2018; – $5.7B closed to date Business Risk Reduction Leverage Reduction – Sale of G&P businesses – Ahead of 2018 Debt-to-EBITDA target Synergy Realization Simplification – On track with Spectra acquisition targets – Buy-in of four Sponsored Vehicles – Further simplification of debt funding Strong Operating & Financial Results Elimination of DRIP – 2018 DCF/share in upper half of guidance range – Secured growth will be self-funded Delivered strong operating and financial performance while strengthening the balance sheet and significantly simplifying Enbridge’s corporate structure 2 Enbridge Investor Day 41

Looking Forward – 2019 and Beyond

ENBRIDGE

Enduring Finance Priorities	Current Implementation Focus
Financial strength and flexibility	Self funding of secured capital program
Access to low cost of capital	Strong investment grade ratings
Managing controllable risks	Proactive hedging of market prices
Simplification and optimization	Restructure debt; reduce cost of capital
Strict investment discipline	Rigorous capital allocation
Delivering reliable results	**Drive performance from low risk businesses**

Key Finance priorities have not changed –
ongoing focus on financial flexibility, capital allocation and optimization of financing costs

3

Our Low Risk Business Model

Commercial Foundation

ENBRIDGE

Contractual Profile of 2019e EBITDA


98%
TOP / COS / Fixed Fee/CTS
2%
Take-or-Pay / Cost-of-service
Fixed Fee
Competitive Tolling Settlement (CTS)¹
Commodity Sensitive

Counter Party Credit Exposure[2]


93%
Investment Grade
7%
"A" rated or higher
"BBB" rated
Sub-investment grade

Embedded Risk Mitigation

- Inflation escalators
- ROE adjusters
- Toll/Rate resets

Business Risk Assessment Scale

S&P[3]	Excellent
Moody's[4]	A

Enbridge's best in class business profile is even stronger post-divestiture of non-core G&P assets

(1) EBITDA generated under current Liquids Mainline Tolling Agreement, ability to revert to cost of service or other negotiated settlement on expiry.
(2) Reflected after the impact of any credit enhancement. (3) Moody's credit opinion dated November 11, 2018. (4) S&P ratings direct dated October 1, 2018.

4

Enbridge Investor Day 42

Our Low Risk Business Model Hedging Controllable Risks Consolidated Cash Flow at Risk1 2019 Consolidated FX Hedge Position4 0% 20% 40% 60% 80% 100% FX—Cash Flow Basis ~60% FX—Earnings Basis ~85% 2019 Consolidated Debt Position <2% Fixed Fixed Rate/ Rate Total Total Debt Debt 3 ~95% Cash flow at risk2 Planned term debt ~70% hedge position Any residual exposure to foreign exchange, interest rate & commodity price movements is well contained (1) Cash flow at risk measures the maximum cash flow loss that could result from adverse Market Price movements over a specified time horizon with a pre-determined level of statistical confidence under normal market conditions (2) as at October 31, 2018 (3) current position, including impact of hedges (4) Average 2019 hedge rate: ~1.22 CAD/USD. 5 Our Low Risk Business Model Delivering Reliable and Predictable Results Stable cash flow from highly utilized assets Highly predictable financial performance Adjusted EBITDA Adjusted EPS DCF/share $4.50 ~$12.5B $3.00 $10B $2.50 $2.00 $7B $5B $6B $1.50 $1.00 $1.00 $0.50 $0.50 $0.00 2008 2009 2010 2011 2012 2013 2014 $0.00 2015 2016 2017 2018e 2014 2015 2016 2017 2018e Liquids Pipelines Gas Transmission & Midstream Gas Distribution Other EPS guidance range Actual results DCF/share guidance range Low risk asset base, proactive risk management and investment discipline generate highly reliable and predictable earnings and cash flow 6 Enbridge Investor Day 43

Financial Strength & Flexibility

ENBRIDGE

Consolidated DEBT to EBITDA[1]



7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2018 Target ≤ 5.0x
2014
2015
2016
2017
2018e

Consolidated Cap Ex ($B)	$11	$8	$6	$12	$9

Enbridge Inc. Sr. Unsecured Debt Ratings[2]

Standard & Poors	BBB+ stable
Fitch	BBB+ stable
DBRS	BBB High stable
Moody's	Baa3 positive

A significant reduction in leverage has been accomplished, while funding a $40B+ capital program; further strengthening the balance sheet and credit profile

(1) Management methodology. Individual rating agency calculations will differ.
(2) Current as of December 11, 2018

7

Simplification and Optimization

ENBRIDGE

Sponsored Vehicle Buy-ins

- Eliminates complexity
- Enhances earnings and cash flow transparency
- Increases cash flow to Enbridge - parent company
- Reduces consolidated payout
- Increases non-taxable horizon
- Eliminates public company costs
- Mitigates regulatory risk

Before Proposed Buy-ins*



ENBRIDGE
Public
Public
Public
83%
35%
83%
ENF/ EIF
EEP/ EEQ
SEP
Other
Operating Assets
Operating Assets
Operating Assets
Operating Assets

After Proposed Buy-ins*



ENBRIDGE
Less Encumbered Cash Flows
100%
100%
100%
ENF/ EIF
EEP/ EEQ
SEP
Other
Operating Assets
Operating Assets
Operating Assets
Operating Assets

* Simplified organization charts for illustrative purposes

8

Enbridge Investor Day

44

Simplification and Optimization

Debt Funding Structure and Strategy

- Discontinuation of issuance by intermediate HoldCos - EIF, SEP, EEP, Westcoast, SE Capital
- Enbridge Income Fund exchange of senior term notes
- Cross guarantees of Enbridge Inc. senior term notes with remaining senior term notes of SEP and EEP
- Continued stand-alone debt issuance by certain principal regulated subsidiaries[1]
- Selected partial funding of joint ventures
- Debt and equity needs of operating subsidiaries generally met through inter-company funding from Enbridge Inc.

After Proposed Sponsored Vehicle Buy-ins*



ENBRIDGE
100%
100%
100%
Intermediate HoldCos
ENF/EIF
EEP/EEQ
SEP
Other
Operating Assets
Operating Assets
Operating Assets
Operating Assets

* Simplified organization charts for illustrative purposes

1) Includes Enbridge Pipelines Inc., Enbridge Gas Inc. (amalgamated utility), Texas Eastern Transmission, LP, and other FERC regulated gas transmission pipelines.

9

Long-term Financial Planning Parameters

Metric	Long-term Targets	Current Position
Credit Rating	Strong Investment Grade	✓
Consolidated Debt to EBITDA	4.5x to comfortably below 5.0x	4.7x[1]
Consolidated FFO to Debt	>13%	~16%[1]
Dividend Payout	~65% of DCF/share	~61% of DCF/share[2]
Liquidity	>1x forward 12-month requirement	~1.6x[3]
Floating Rate Debt (% of total debt)	<30%	~13%[3]
Cashflow at Risk	<5% forward 12 months	~2%[3]

Consolidated DEBT to EBITDA



5.0x
4.0x
3.0x
Flex
2018e
2019e
2020e
"Secured-only capital" scenario metrics

Designed to preserve financial strength & flexibility

(1) Trailing twelve-month as at September 30, 2018. (2) Calculated based on Factset Enbridge 2018e consensus. (3) Management projection.

10

Enbridge Investor Day 45

Enterprise-wide Secured Growth Project Inventory

ENBRIDGE

	Project	Expected ISD	Capital ($B)
2018	High Pine	In service	0.4 CAD
	Stampede Lateral	In service	0.2 USD
	Wyndwood	In service	0.2 CAD
	Rampion Wind – UK	In service	0.8 CAD
	RAM	In service	0.5 CAD
	NEXUS	In service	1.3 USD
	TEAL	In service	0.2 USD
	Other Misc. Liquids	In service	0.1 CAD
	Valley Crossing Pipeline	In service	1.6 USD
	STEP/Pomelo Connector	In service	0.4 USD
	Atlantic Bridge	In service + 2020	0.6 USD
	Utility Core Capital	In service	0.5 CAD
		2018 TOTAL	$7B*

Segments: Liquids Pipelines; Gas Transmission & Midstream; Gas Distribution; Green Power & Transmission

* Rounded, USD capital has been translated to CAD using an exchange rate of $1 U.S. dollar = $1.30 Canadian dollars.

	Project	Expected ISD	Capital ($B)
2019	Stratton Ridge	1H19	0.2 USD
	Hohe See Wind & Expansion – Germany	2H19	1.1 CAD
	AOC Lateral Acquisition	1H19	0.3 CAD
	Line 3 Replacement – Canadian Portion	2H19	5.3 CAD
	Line 3 Replacement – U.S. Portion	2H19	2.9 USD
	Southern Access to 1,200 kbpd	2H19	0.4 USD
	Gray Oak Pipeline	2H19	0.6 USD
	Utility Core Capital	2019	0.7 CAD
		2019 TOTAL	$13B*
2020+	T-South Expansion	2020	1.0 CAD
	PennEast	2020	0.3 USD
	Spruce Ridge	2020	0.5 CAD
	Other expansions	2020/23	0.6 USD
	Utility Core Capital	2020	0.7 CAD
		2020+ TOTAL	$3B*
	TOTAL 2019-2020+ Capital Program		$16B*

$16B of secured, low-risk capital projects drives near term growth outlook

11

Financial Outlook

2019 Consolidated EBITDA guidance

ENBRIDGE

Consolidated EBITDA[1] ($MM)



~$12,500[2]
~$13,000
2018e
2019e

2019 EBITDA Guidance

	2019e ($MM)	Growth Drivers: 2019e vs 2018
Liquids Pipelines	~6,800	+ Line 3 – Nov 1 ISD + Higher Bakken Pipeline volumes
Gas Transmission & Midstream	~4,000	+ New projects placed into service - Asset monetization
Gas Distribution	~1,800	+ Amalgamation synergies + Rate base growth
Green Power & Transmission	~450	+ New projects placed into service
Energy Services	~75	+ Continued arbitrage opportunities
Eliminations & Other	~(125)	+ More favorable f/x hedge rates + Enterprise-wide cost saving initiatives
Consolidated EBITDA[1]:	~13,000	

(1) Adjusted EBITDA is a non-GAAP measure. Reconciliations to GAAP measures can be found at www.enbridge.com.
(2) Based on guidance provided at 2017 Enbridge Day.

12

Enbridge Investor Day 46

Financial Outlook
Distributable Cash Flow (DCF)

ENBRIDGE

Consolidated EBITDA[1]



~$12,500[4]
~$13,000
~$14,800
2018e
2019e
2020e

Consolidated DCF[1]



$4.15 - 4.45
$4.30 - 4.60
$4.85 - 5.15
2018e
2019e
2020e

($MM, except per share amounts)	2019 Guidance	2020 Guidance
Adjusted EBITDA[1]	~$13,000	~$14,800
Maintenance capital	~(1,200)	~(1,200)
Current income taxes[2]	~(400)	~(500)
Financing costs	~(3,000)	
Distributions to non-controlling interests	~(200)	
Cash distributions in excess of equity earnings	~500	
Other non-cash adjustments	~200	
DCF[1]	~$8,900	~$10,000
DCF/Share Guidance[1]	$4.30 - 4.60	$4.85 - 5.15

2019 DCF Sensitivities - after hedging

Market Prices Movements	Annualized Base Plan Assumption	DCF/ Share
+/- .25% Interest Rates	Current market rates[3]	~$0.005
+/- $.01 CAD/USD	$1.30	~$0.01

(1) Adjusted EBITDA, DCF and DCF/share are non-GAAP measures. Reconciliations to GAAP measures can be found at www.enbridge.com. (2) Book income tax rate forecast of 20%.
(3) 3M CDOR: 2.4%; 3M LIBOR 3.0%; 10Y GoC 2.7%; 10Y UST 3.2%. (4) Based on guidance provided at 2017 Enbridge Day.

13

Financial Outlook
2019 Illustrative Quarterly Profile

ENBRIDGE

Consolidated Adj. EBITDA
(% of Full Year Projection)



30%
0%
Q1
Q2
Q3
Q4

Consolidated DCF
(% of Full Year Projection)



30%
0%
Q1
Q2
Q3
Q4

2019e Quarterly Drivers

- Seasonality of businesses
  - Gas utility
  - Interruptible gas and storage service
  - Renewables
- Maintenance capital profile
- Customer refinery or plant turnarounds
- Project in-service timing

14

Enbridge Investor Day 47

Dimensioning Organic Growth Potential

2020 and beyond

ENBRIDGE



Potential Opportunity Set
Organic Growth
Extensions
Expansions
Greenfield
Asset acquisitions
Utilities
Natural Gas
Liquids
Initial Screen
• Fundamental analysis
• Commercial model
• Strategic alignment
• "Executability"
Expected Investment Opportunity
(probability weighted)
Capital Allocation Alternatives
Debt repayment
Share repurchase
Dividend policy
Asset sales
M&A
Project Evaluation & Portfolio Assessment
• Investment return
• Relative project ranking
• Comparison with other capital allocation alternatives
Target Core Growth Portfolio
~$5-6B
Annual Average

15

Illustrative Self-funded Growth Potential

ENBRIDGE

Representative year post-2020 ($MM)	
Free cash flows after dividends	**~$3,500**
Incremental Debt Capacity (@ 4.5x EBITDA generated by investment of free cash flow)	~$2,000
Total annual capital available to reinvest	**~$5,500**
Total Incremental EBITDA (8-9x multiple)	$610 – $690
Incremental DCF generated[1]	$445 – $510
DCF per share growth	~$0.22 – ~$0.25
DCF per share growth rate (vs 2020e of $5/share)	~4% – ~5%
Annual base business growth	~1% – ~2%
Total annual organic growth per share	**~5% – ~7%**

On a self-funded basis, with no pressure on Debt:EBITDA, Enbridge can grow DCF/share at an average rate of 5%-7% post 2020

(1) Incremental DCF = incremental EBITDA, less estimated incremental interest expense, maintenance capital and current income taxes

16

Enbridge Investor Day 48

Longer-term Financial Outlook • Embedded Growth: 1-2% – Indexed tolls – Volume ramp-up – Efficiency gains • Self-funded investment: 4-5%
$3.68 – $5-6B of capital annually 5-7% Long Growth Term Outlook 2017 2018e 2019e 2020e 2021+ Attractive longer term growth can be achieved with relatively modest, self-funded investment 17 Summary • Low risk business model • Financial strength and flexibility • Ongoing access to low cost capital • Prudently managed risks • Ongoing simplification and optimization • Strict investment discipline • Reliable and predictable results 18 Enbridge Investor Day 49

Q&A Enbridge Investor Day 50

Concluding Remarks December 11, 2018 New York City Enbridge’s Value Proposition • Leading energy infrastructure position • Low-risk pure regulated business model • Strong investment grade credit profile • 10% DCF and dividend through 2020 • 5-7% DCF growth beyond 2020 Long-life attractive growing yield with lowest risk profile in the sector 2 Enbridge Investor Day 51

Q&A Enbridge Investor Day 52

Enbridge 200, 425 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 www.enbridge.com Contact us: investor.relations@enbridge.com 1.800.481.2804 Enbridge Investor Day 53

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on the beliefs and assumptions of Enbridge Inc. (“Enbridge”), Enbridge Energy Partners, L.P. (“EEP”), Enbridge Energy Management, L.L.C. (“EEQ”), Spectra Energy Partners, LP (“SEP”), and Enbridge Income Fund Holdings Inc. (“ENF” and, together with EEP, EEQ and SEP, the “Sponsored Vehicles”). These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the acquisitions of the Sponsored Vehicles (collectively, the “Proposed Transactions”), the expected synergies and equityholder value to result from the combined companies, the expected levels of cash distributions or dividends by the Sponsored Vehicles to their respective shareholders or unitholders, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge and its Sponsored Vehicles and their respective affiliates, and the future credit ratings, financial condition and business strategy of Enbridge, its Sponsored Vehicles and their respective affiliates.

Although Enbridge and its Sponsored Vehicles believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Transactions; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for Enbridge’s and its Sponsored Vehicles’ services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for Enbridge’s and its Sponsored Vehicles’ services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Transactions, expected earnings and cash flow or estimated future dividends.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. There are a number of important factors that could cause actual results to differ materially from those indicated in any forward-looking statement including, but not limited to: the risk that the Proposed Transactions do not occur; negative effects from the pendency of the Proposed Transactions; the ability to realize expected cost savings and benefits from the Proposed Transactions; the timing to consummate the Proposed Transactions; whether the Sponsored Vehicles or Enbridge will produce sufficient cash flows to provide the level of cash distributions they expect with respect to their respective units or shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of Enbridge and its Sponsored Vehicles; regulatory parameters regarding Enbridge and its Sponsored Vehicles; other Enbridge dispositions; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s or its Sponsored Vehicles’ other filings with Canadian and United States securities regulators. All forward-looking statements in this communication are made as of the date hereof and, except to the extent required by applicable law, neither Enbridge nor any of the Sponsored Vehicles assume any obligation to publicly update or revise any forward-looking statements made in this communication or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, its Sponsored Vehicles or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. The factors described above, as well as additional factors that could affect Enbridge’s or any of its Sponsored Vehicles’ respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, each of EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on February 16, 2018, ENF’s Management’s Discussion and Analysis for the year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018, and in Enbridge’s and its Sponsored Vehicles’ respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at http://www.sec.gov and at http://www.sedar.com, as applicable.

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication may be deemed solicitation material in respect of the Proposed Transactions. The registration statements of Enbridge in respect of the EEP, EEQ and SEP transactions were declared effective on November 9, 2018 and definitive proxy statements/consent statements, along with the applicable written consents or forms of proxy, of EEP, EEQ and SEP were filed with the SEC on November 9, 2018 and mailed to the respective security holders of EEP, EEQ and SEP on or about November 13, 2018. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, DEFINITIVE PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders can obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at http://www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the relevant definitive proxy or consent statement/prospectus filed by Enbridge, EEP, EEQ and SEP with the SEC on November 9, 2018.